José Manuel de Araluce Larraz
Subdirector General
Cumplimiento y Relaciones Institucionales
October 23, 2009
Ms. Rebekah Blakeley Moore
Senior Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; mail stop 4561
Washington, D.C. 20549
U.S.A.
Re:	Banco Santander, S.A. Form 20-F Filed June 30, 2009 File No. 001-12518
Dear Ms. Moore:
On behalf of Banco Santander, S.A. (“Santander” or the “Bank”), I hereby submit Santander’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 30, 2009 in connection with the above referenced Annual Report on Form 20-F (the “20-F”) of Santander.
I set forth below our responses to each of the Staff’s comments, indicating each comment in boldface text with our response below. All references to page numbers in Santander’s responses are to pages in the filed version of the 20-F.
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Item 4. Information on the Company
Business Overview
Impaired Assets, page 71
1.
We note that your non-performing assets balance has increased significantly in each of the last three years 2006, 2007 and 2008 and for the six-month period ended June 30, 2009. Please tell us and revise your disclosure in future filings to address the following:

a.
Provide a more detailed disclosure related to changes in (and related trends in) your non-performing assets balance. In this regard, please provide a more granular discussion of the reasons for the increase in your ratio of non-performing assets to computable credit risk as well as the decrease in the coverage ratio. These trends do not appear to be directionally consistent with your disclosures on page 207 regarding general worldwide credit trends and the trends identified in your risk factor on page 19.

b.	Consider revising your disclosure on page 72 to provide additional detail relating to the types of loans included in the “other” category of non-performing loans.
c.
In your revised disclosures, specifically quantify how much of the increase in non-performing loans was related solely to acquisitions during the year versus the increase due to economic conditions or credit quality.

In response to the Staff’s comment, in future filings, we will revise our disclosure relating to Impaired Assets as set forth below, updated to reflect then-current results and financial condition. We have provided a blackline of the new text (marked against the disclosure from the 20-F) to facilitate the Staff’s comparison with our prior disclosures. For ease of comparison and to simplify the presentation, we have eliminated some formatting discrepancies reflected in the blackline and have also eliminated 2004/2005 information from the tables.

Impaired Assets
The following tables show our impaired assets, excluding country-risk. We do not keep records classifying assets as non-accrual, past due, restructured or potential problem loans, as those terms are defined by the SEC. However, we have estimated the amount of our assets that would have been so classified, to the extent possible, below.

	IFRS – IASB
	At December 31,			At June 30,
Non-performing assets	2008	2007	2006	2009	2008
	(in thousands of euros, except percentages)

Past-due and other non-performing assets (1) (2) (3):
Domestic	6,405,803	1,887,167	1,288,857	8,642,963	3,515,763
International	7,785,010	4,291,488	3,318,690	13,108,642	5,011,231

Total	14,190,813	6,178,655	4,607,547	21,751,605	8,526,994

Non-performing ~~loans as a percentage of total loans~~ assets to computable credit risk	2.02%	0.94%	0.78%	2.82%	1.33%

Net loan charge-offs as a percentage of total loans	0.55%	0.41%	0.31%	0.49%	0.27%

(1)
We estimate that the total amount of our non-performing assets fully provisioned under IFRS and which under US banking practices would have been charged-off from the balance sheet was ~~€1,567.0 million, €1,302.6 million,~~ €1,206.5 million, €1,582.0 million and €2,877.6 million at December 31, ~~2004, 2005,~~ 2006, 2007 and 2008 respectively and €1,696.1 million and €2,271.7 million at June 30, 2008 and 2009 respectively.

(2)
Non-performing assets due to country risk were ~~€122.4, €121.1, €83.0,~~83.0 million, €6.7 million and €2.6 million at December 31, ~~2004, 2005,~~ 2006, 2007 and 2008 respectively, and €5.8 million and €3.7 million at June 30, 2008 and 2009, respectively.

(3)
We estimate that ~~at December 31, 2004, 2005, 2006, 2007 and 2008~~ (i) the total amount of our non-performing past-due assets was ~~€3,501.0~~3,841.2 million,  ~~€3,367.1 million, €3,841.2,~~ 4,918.2 million and €11,773.3 million at December 31, 2006, 2007 and 2008, respectively, and €6,859.9 million and €18,087.3 million at June 30, 2008 and 2009 respectively, and (ii) the total amount of our other non-performing assets was ~~€613.7~~766.3 million, ~~€974.4 million, €766.3,~~ €1,260.5 million and €2,417.5 million at December 31, 2006, 2007 and 2008, respectively and €1,667.1 million and €3,664.3 million at June 30, 2008 and 2009 respectively.

We do not believe that there is a material amount of assets not included in the foregoing table where known information about credit risk at ~~December 31, 2008 (unrelated~~|June 30, 2009 (not related to transfer risk inherent in cross-border lending activities) gave rise to serious doubts as to the ability of the borrowers to comply with the loan repayment terms at such date.
Evolution of Impaired Assets
The following ~~tables show~~|table shows the movement in our impaired assets (excluding country-risk, see “—Country-Risk Outstandings”).

	IFRS-IASB
	Year ended December 31,		Quarter ended
(in thousands of euros)	2006	2007	Mar. 31, 2008	Jun. 30, 2008	Sep. 30, 2008	Dec. 31, 2008	Mar. 31, 2009	Jun. 30, 2009
Opening balance	4,341,500	4,607,547	6,178,655	7,148,069	8,603,616	10,583,570	14,190,814	18,967,528
Net additions	2,567,912	5,014,270	1,964,351	2,446,491	3,089,943	4,173,490	5,290,125	4,877,401
Increase in scope of consolidation	164,000	1,000	—	—	—	2,029,000	1,033,000	—
Exchange differences	(96,000)	(124,000)	(110,498)	4,775	7,362	(598,149)	211,246	369,976
Write-offs	(2,369,865)	(3,320,162)	(884,439)	(995,719)	(1,117,351)	(1,997,097)	(1,757,657)	(2,463,300)

Closing balance ~~(1)~~	4,607,547	6,178,655	7,148,069	8,603,616	10,583,570	14,190,814	18,967,528	21,751,605

~~(1)~~	~~Non-performing assets due to country-risk were €2.6 million, €6.7 million, €83.0 million, €121.1 million and €122.4 million at December 31, 2008, 2007, 2006, 2005 and 2004 respectively.~~

The Group’s non-performing assets (“NPA”) have increased during 2008 and 2009, mainly due to (1) the rapid deterioration of the global macroeconomic environment and (2) the increase in the Bank’s scope of consolidation (due to the acquisitions of Alliance & Leicester, Sovereign, Banco Real, GE Money and RBS Europe). As shown in the table above, in the fourth quarter of 2008 and the first quarter of 2009, the Group’s non-performing assets increased by €2.01 billion and €1.03 billion, respectively, due to acquisitions. Other factors leading to the increase in the Group’s non-performing assets were the higher volumes of lending in recent years and the change of mix (principally in Latin America) toward more profitable products, but with a higher risk premium. The principal geographic drivers of the increase in NPA, other than through acquisitions, were Spain, the United Kingdom and Brazil (which together represent approximately 75% of the increase).
The increase in the NPA balance is also aggravated through the classification as non-performing of the entire outstanding principal amount and accrued interest on any loan on which any payment of principal, interest or agreed cost is 90 days or more past due. We refer to this effect as the “individual loan drag effect”. An additional impact occurs by the so-called “client drag effect”, through which Spanish banking groups classify as non-performing the aggregate risk exposure (including off-balance sheet risks) to a single obligor, whenever the amount of non-performing balances of such obligor exceeds 25% of its total outstanding risks (excluding non-accrued interest on loans to such borrower). Both drag effects have a larger impact in the case of mortgages and corporate loans due to the greater average amount of these loans.
Notwithstanding the above, in the second quarter of 2009, the formerly increasing trend of net additions to NPA has reversed into a diminishing trend, consistent with what appears to be the start of the recovery from the current economic downturn.
Impaired Asset Ratios
The following ~~tables show~~|table shows the total amount of our computable credit risk, the amount of our non-performing assets by category, our allowances for credit losses, the ratio of our impaired assets to total computable credit risk and our coverage ratio at ~~December 31, 2008, 2007, 2006, 2005 and 2004.~~|the dates indicated.

	IFRS – IASB
	At December 31,			At June 30,
	2008	2007	2006	2009	2008
	(in thousands of euros, except percentages)

Computable credit risk (1)	697,199,713	649,342,484	588,372,837	771,854,783	642,190,754

Non-performing assets
Mortgage loans	3,564,812	1,843,628	1,364,317	6,719,272	2,408,444
of which: individuals	3,238,670	1,584,516	1,230,405	5,947,223	2,176,548
Consumer loans	5,711,326	2,695,997	2,093,490	6,666,390	3,462,714
Credit cards and other	1,163,543	494,075	383,658	1,389,518	770,918
Enterprises	2,534,192	1,050,626	709,896	4,545,200	1,736,176
Corporate Banking	1,130,459	62,224	38,300	2,378,194	115,906
Public sector	86,481	32,105	17,886	53,031	32,836
Total non-performing assets	14,190,813	6,178,655	4,607,547	21,751,605	8,526,994

Allowances for credit losses ~~non-performing assets~~	12,862,981	9,302,230	8,626,937	15,726,617	10,212,408

Ratios
Non-performing assets to computable credit risk	2.02%	0.94%	0.78%	2.82%	1.33%
Coverage ratio (2)	90.64%	150.55%	187.23%	72.30%	119.77%

(1)	Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets but excluding country risk loans), guarantees and documentary credits.

(2)	Allowances for credit losses ~~non-performing assets~~ as a percentage of non-performing assets.

The ratio of non-performing assets to computable credit risk, or the NPL ratio, was 0.78%, 0.94%, 2.02%, 1.33% and 2.82% for the Group as a whole as of December 31, 2006, 2007, 2008 and June 30, 2008 and 2009, respectively. In the current economic downturn, the effect of which is exacerbated by the drag effects described above, our non-performing loan ratio increased, and we expect it will continue to do so although at a slower pace as highlighted by the recent quarterly trend of diminishing net additions to NPAs discussed above.
The coverage ratio fell to 91% in December 2008, and further to 72.3% in June 2009. This ratio is calculated as allowances for credit losses as a percentage of non-performing assets.
The main reasons for the increases in the NPL ratio and the decreases in the coverage ratio are the following:
We establish our expectations of credit loss (and our corresponding allowances) for our entire loan portfolio, not just for our non-performing assets. Our expectations of credit loss for our whole portfolio typically increase at a slower rate than the rate at which our non-performing assets increase, particularly during an economic downturn, when non-performing loans grow quickly but the performing loan portfolio grows at a slower pace and with lower-risk loans, reflecting caution due to macroeconomic conditions. As a result, the ratio of our non-performing assets to computable credit risk typically increases since the numerator (non-performing assets) increases faster than the denominator (computable credit risk). Similarly, our coverage ratio typically decreases since, for the reasons discussed above, the numerator (allowances for credit losses) does not increase as fast as the denominator (non-performing assets).
Additionally, to a lesser extent, the consolidation of Sovereign in the first quarter of 2009 with a coverage ratio of 66%, has also slightly decreased the Group’s average coverage ratio.
We are currently highly exposed to real estate markets, especially in Spain and the United Kingdom. Mortgage loans are one of our principal assets, comprising 49% of our loan portfolio as of December 31, 2008, and we are focused on first home mortgages.  From 2002 to 2007, demand for housing and mortgage financing in Spain increased significantly driven by, among other things, economic growth, declining unemployment rates, demographic and social trends, and historically low interest rates in the Eurozone. The United Kingdom experienced a similar increase in housing and mortgage demand, driven by, among other things, economic growth, declining unemployment rates, demographic trends and the increasing prominence of London as an international financial center. In this favorable environment, the Group has maintained prudent risk management with an average loan to value in Spain and the United Kingdom of 52% as of June 30, 2009. As a result of the general macroeconomic deterioration in the second half of 2008, a percentage of these assets have become non-performing and, as a result of the quality of the collateral, the inexistence of both option ARM loans and of monthly payments below accrued interest, the requirements of allowances for these non-performing assets have remained low.
As a result of the factors described above (the increase in the scope of consolidation, the economic downturn, our higher lending volumes and the change of mix (principally in Latin America)), our net impairment for credit losses were €4,677.2 million for the first half of 2009, an 88.9% or €2,200.7 million increase from €2,476.5 million for the same period in 2008. This increase did not have a significant impact on the attributable profit for the period due to the positive evolution of income and the appropriate management of spreads.
Consolidated Financial Statements
1. Introduction, basis of presentation of the consolidated financial statements and other information
(h) Events after the balance sheet date, page F-19
2.
We note your disclosure of the solution offered to customers affected by the Lehman Brothers bankruptcy in February 2009 and the solution offered to your private banking customers who had invested in Optimal Strategic affected by the Madoff fraud in January 2009. We further note that the cost of these solutions was recorded in your December 31, 2008 financial statements. Please include disclosure in future filings to clarify why these events were adjusting events as that term is defined by paragraph 3 of IAS 10.

The disclosures included in our 20-F related to the Lehman Brothers bankruptcy and the Madoff fraud, are as follows:
“Lehman Brothers, Inc. (“Lehman”)
On September 15, 2008, the Lehman bankruptcy was made public. Various customers of the Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying security.
On November 12, 2008, the Group announced the implementation of a solution (which was of a strictly commercial, exceptional nature and did not imply any admission of mis-selling) for holders of one of the products sold, Seguro Banif Estructurado, issued by the insurance company Axa Aurora Vida, which had as its underlying security a bond issued and guaranteed by Lehman. The solution involved replacing the Lehman issuer risk with the issuer risk of Santander Group subsidiaries. The exchange period ended on December 23, 2008. As a result of the exchange, at 2008 year-end a loss was recognized under “Gains/losses on financial assets and liabilities (net)” in the consolidated income statement for the difference of €46 million (which was equivalent to €33 million after tax) between the fair value of the bonds received and the bonds delivered in the exchange.
In February 2009 the Group offered a similar solution to other customers affected by the Lehman bankruptcy. The cost of this transaction, before tax, was €143 million (equivalent to €100 million after tax), which was recognized under “Gains/losses on financial assets and liabilities (net)” in the consolidated income statement for 2008.
At the date of this report on Form 20-F, it was known that certain claims had been filed against a Group Company in relation to the marketing of the bonds referred to above. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability in relation to the insolvency of Lehman. Accordingly, it was not necessary to recognise any liability in this connection in the consolidated financial statements.
Madoff
The investigation by the US Securities and Exchange Commission (“SEC”) into the alleged fraud of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) took place in December 2008. The exposure of customers of the Group through the subfund Optimal Strategic US Equity (Optimal Strategic) was €2,330 million, of which €2,010 million related to institutional investors and international private banking customers, and the remaining €320 million were in the investment portfolios of the Group’s private banking customers in Spain.
On January 27, 2009, the Group announced its decision to offer a solution to those of its private banking customers who had invested in Optimal Strategic and had been affected by the alleged fraud. This solution, which was applied to the principal amount invested, net of redemptions, totalled €1,380 million. It consisted of a replacement of assets whereby the private banking customers could exchange their investments in Optimal Strategic US for preferred participating securities to be issued by the Group for the aforementioned amount, with an annual coupon of 2% and a call option that can be exercised by the issuer in year ten. The pre-tax cost of this transaction for the Group was €500 million, and this amount was recognized under “Gains/losses on financial assets and liabilities (net)” in the consolidated income statement for 2008.
The Group believes it has at all times exercised due diligence in the management of its customers’ investments in the Optimal Strategic fund. These products have always been sold in a transparent way pursuant applicable legislation and established Group procedures and, accordingly, the decision to offer a solution was taken in view of the exceptional circumstances of this case and based solely on commercial reasons, due to the interest the Group has in maintaining its business relationship with these customers.
At the time of the intervention, Madoff Securities was a broker-dealer authorized, registered and supervised by the SEC and was also authorized as an investment advisor by the US Financial Industry Regulatory Authority (FINRA).

As of the date of this report on Form 20-F, it was known that certain claims had been filed in relation to this matter. The Santander Group is currently assessing the advisability of taking the appropriate legal action.
On March 18, 2009, the Group issued the preferred participating securities earmarked for the replacement of assets offered to the private banking customers affected by the fraud perpetrated by Madoff Securities and the bankruptcy of Lehman who were not able to participate in the exchange made on December 23, 2008 referred to earlier in this section. The preferred participating securities have been listed on the London Stock Exchange since March 23, 2009. The level of acceptance of the exchange proposal was 94%.”
We determined that these events were adjusting events as that term is defined by paragraph 3 of IAS 10 for events:
“[...] after the balance sheet date that provide evidence of conditions that existed at the end of the reporting period (adjusting events after the reporting period)”.
The basis of our opinion rests on the fact that both the events to which these bankruptcy and fraud relate and the threats of both loss of business and client claims against the Group related thereto, occurred in 2008.
As per paragraph 8 of IAS 10, an entity will adjust the amounts recognized in its financial statements to reflect the occurrence of events after the balance sheet date involving adjustments.
Paragraph 9(a) of IAS 10 establishes that:
“(a) The settlement after the reporting period of a court case that confirms that the entity had a present obligation at the end of the reporting period. The entity adjusts any previously recognized provision related to this court case, in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets, or recognizes a new provision (emphasis added). The entity does not merely disclose a contingent liability because the settlement provides additional evidence that would be considered in accordance with paragraph 16 of IAS 37.”
With respect to the Lehman Brothers and Madoff cases, we point out that:
1.
The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any legal liability in relation to the insolvency of Lehman.

2.
The Group has at all times exercised due diligence in the management of its customers’ investments in the Optimal Strategic fund. These products have always been sold in a transparent way in keeping with applicable legislation and established procedures.

Accordingly,
1.	it was not necessary to recognize any legal liability in this connection in the consolidated financial statements, and
2.
the decision to offer the solution was taken in view of the exceptional circumstances attaching to these events and based on solely commercial reasons, due to the interest the Group has in maintaining its business relationship with these customers.

Even though no legal liability was deemed to be necessary as a consequence of the Group’s clients affected by Lehman and Madoff, their explicit disappointment towards the Bank made us believe that it could lead to claims and a significant loss of business. Consequently, the Group recognized as of December 31, 2008 a provision for the estimated cost from resolving the situation and maintaining its good reputation and business relationships with affected clients, to whom due communication of the formerly decided solution occurred prior to the end of February 2009. Hence, prior to the date of issuance of the financial statements (March 23, 2009), the Group considered the issue resolved in virtue of the abovementioned solutions, and a new provision amounting to the cost of the solution needed to be recognized as of the date of the financial statements, in compliance with paragraph 9(a) of IAS 10.

In future filings, we will add the following disclosure:
“We determined that these events were adjusting events as that term is defined by paragraph 3 of IAS 10, as they provide evidence of conditions that existed at the end of the reporting period”
3. Debt Instruments, page F-79
1.
Please clarify your disclosure that at December 31, 2008 other debt securities totaling €22,487 million were assigned to own obligations. In this regard, please disclose whether this relates to collateral assigned to your own obligations or whether this represents amounts related to the repurchase of your own debt securities. If the latter is true, please tell us how the continued recognition of these securities complies with paragraph 42 if IAS 39.

We confirm to the Staff that the “other debt securities” amount totaling €22,487 million does not include our own debt securities. Accordingly we will clarify this in our future filings as follows (the new text is underlined):
“At December 31, 2008, the nominal amount of Spanish government debt securities pledged to certain Group or third-party commitments amounted to €2,674 million (December 31, 2007 and 2006: €695 million).
Additionally, at December 31, 2008, other debt securities totaling €22,487 million had been assigned as collateral mainly to lines of credit granted to us.
The impairment losses on available-for-sale financial assets are disclosed in Note 8.”
* * * *
In addition, as requested, we acknowledge that:
•	Santander is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Santander may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding this letter or the responses, please do not hesitate to contact the undersigned at +34-91-289-33-92.

Very truly yours,
/s/ José Manuel de Araluce
José Manuel de Araluce
Chief Compliance Officer